Exhibit 21

List of Subsidiaries

Name of Subsidiary	Jurisdiction of Organization	Names Under Which Subsidiary Does Business
India Globalization Capital, Mauritius, Limited	Mauritius	Non-operating subsidiary
Sricon Infrastructure Private Limited	India	Sricon Infrastructure
Techni Bharathi Limited	India	Techni Bharathi Limited